SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

OPTION CARE, INC.
(Name of Subject Company)

OPTION CARE, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

683948103
(CUSIP Number of Class of Securities)

Joseph Bonaccorsi
Senior Vice President, Secretary and General Counsel
Option Care, Inc.
485 Half Day Road, Suite 300
Buffalo Grove, IL 60089
(847) 465-2100
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Donald Figliulo, Esq.
Bryan Cave LLP
161 North Clark Street
Suite 4300
Chicago, IL 60601
(312) 602-5000

Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

		Page

ITEM 1.	SUBJECT COMPANY INFORMATION	1
ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON	1
ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS	2
ITEM 4.	THE SOLICITATION OR RECOMMENDATION	10
ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED	17
ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY	17
ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	18
ITEM 8.	ADDITIONAL INFORMATION	18
ITEM 9.	EXHIBITS	20
ANNEX I. INFORMATION STATEMENT OF THE SUBJECT COMPANY		I-1
ANNEX II OPINION OF UBS SECURITIES LLC		I-2
Letter to Stockholders
Information Statement
Opinion
Mutual Non-Disclosure Agreement
Proposed Employment Agreement - Rajat Rai
Proposed Employment Agreement - Paul Mastrapa
Proposed Employment Agreement - Joseph P. Bonaccorsi
Term Sheet - Rajat Rai
Term Sheet - Paul Mastrapa
Term Sheet - Joseph Bonaccorsi

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Option Care, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 485 Half Day Road, Suite 300, Buffalo Grove, Illinois 60089, and the telephone number of the Company’s principal executive offices is (847) 465-2100.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). As of the close of business on July 13, 2007, and after giving effect to 134,654 shares issued on July 17, 2007 in connection with the Company’s 2001 Employee Stock Purchase Plan there were 34,725,267 shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information.” Information about the Offer (as defined below), this Schedule 14D-9, the Information Statement, and related materials with respect to the Offer, may be found on the Company’s website at www.optioncare.com or on Walgreens Co.’s website at www.Walgreens.com.

This Schedule 14D-9 relates to the tender offer by Walgreen Co., an Illinois corporation (“Walgreens”), through its wholly-owned subsidiary, Bison Acquisition Sub Inc., a Delaware corporation (the “Purchaser”), to acquire all of the outstanding Shares in exchange for $19.50 net to the sellers in cash, without interest, per Share (the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase dated July 17, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”) contained in the Schedule TO filed by Walgreens and Purchaser (the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”) on July 17, 2007. The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9, are incorporated herein by reference as Exhibits (a)(1) and (a)(2).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 2, 2007, among Walgreens, Purchaser, and the Company (as may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge (the “Merger”) with and into the Company and the Company will be the surviving company (the “Surviving Company”).

At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), other than (a) shares held by the Company as treasury stock or by Walgreens or Acquisition Sub (but excluding Shares held on behalf of third parties), each of which will be cancelled, (b) shares held by any wholly-owned subsidiary of the Company or Walgreens (but excluding Acquisition Sub) which will be converted into shares of stock of the Surviving Company, and (c) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights and have otherwise complied with the requirements of Section 262 of the Delaware General Corporation Law (the “DGCL”).

The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase, which is incorporated herein by reference as Exhibit (a)(1)(A) to the Schedule TO, are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference as Exhibit (e)(1).

As set forth in the Schedule TO, the principal offices of Purchaser are located at the principal executive offices of Walgreens and its telephone number is that of Walgreens. Walgreens’s principal executive offices are located at 200 Wilmot Road, Deerfield, Illinois, 60015 and its telephone number is (847) 914-2500.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this Schedule as Annex I (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and: (a) its executive officers, directors or affiliates, or (b) Walgreens, Purchaser, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Walgreen’s right to designate persons to the Board of Directors of the Company (the “Company Board”) other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

In the case of each plan or agreement discussed below to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

Arrangements with Current Executive Officers and Directors of the Company

Interests of Certain Persons

Certain members of the Company’s management and the Company Board may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

Cash Consideration Payable Pursuant to the Offer and the Merger

If the Company’s directors and executive officers were to tender the Shares that they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company.

Pursuant to the Merger Agreement, each outstanding Company stock option (“Company Stock Option”) will be automatically cancelled and exchanged for a cash payment by the Company, Walgreens or Purchaser (which shall be paid promptly after the effective time of the Merger (the “Effective Time”)). The amount payable for each such Company Stock Option shall be an amount equal to (i) the excess, if any, of (x) the Offer Price over (y) the exercise price per Share subject to such Company Stock Option, multiplied by (ii) the total number of Shares subject to the Company Stock Option immediately prior to the Effective Time.

Further, at the effective time of the Merger, any amounts contributed by employees to the Company’s 2001 Employee Stock Purchase Plan (the “Company ESPP”) during the period of January 1, 2007 and through June 30, 2007, will be converted into Shares and will receive the same consideration as the other stockholders of the Company, and any amounts contributed by employees between July 1 and the effective time of the Merger will be returned to such employee.

The following table summarizes the equity interests of the Company’s current executive officers, directors and key employees as of July 11, 2007, as well as the number of Shares such individual would receive upon the conversion of funds contributed to the Company ESPP to Shares. In addition, the table sets forth the aggregate amount of cash that each individual would receive (i) if such individual tendered all Shares owned by him in the Offer or had such shares converted into cash in the Merger (including the Shares to be issued at the Effective Time under the Company ESPP), and (ii) the amount of cash each individual would receive upon the cash-out of outstanding stock options held by such individual at the Effective Time.

		Company		Weighted
		Common Shares		Average
		to be Issued at	Options to	Exercise	Cash to be
		the Effective	Purchase	Price of	Received in
		Time under the	Company	Vested	Connection with
Name of Executive Officer,	Shares	Company	Common	Company	the Merger
Director or Key Employee	Owned(#)	ESPP(#)	Shares(#)	Options($)	Agreement($)(1)

Kenneth S. Abramowitz,	1,500	0	119,063	$8.93	$1,287,653
Director
Edward A. Blechschmidt,	5,000	0	75,000	$13.54	$544,200
Director
Leo Henikoff, M.D.,	0	0	133,126	$9.83	$1,287,014
Director
Dr. John Kapoor,	3,305,173	0	15,000	$14.04	$64,532,774
Chairman of the Board(2)
Jerome F. Sheldon,	43,125	0	45,000	$13.42	$1,114,688
Director
Rajat Rai, Director,	97,362	1,700	959,246	$5.72	$15,132,137
President and CEO
Joseph P. Bonaccorsi,	11,103	1,045	119,688	$8.76	$1,509,570
SVP, Secretary and General Counsel
Paul Mastrapa,	1,154	737	244,766	$8.88	$2,627,730
SVP and CFO
Bruce Kutinsky,	12,147	327	95,625	$9.36	$1,208,572
EVP, Specialty Pharmacy
Lori Zsitek,	6,419	928	66,520	$12.79	$588,349
VP Operations, Specialty Infusion

(1)	Includes the cash to be received with respect to (a) Shares tendered or converted in the Merger, (b) Shares issued under the Company ESPP at the Effective Time and (c) the consideration to be paid in connection with the cancellation of the Company Stock Options.

(2)	The number of Shares owned for Dr. Kapoor does not include 4,263,878 Shares held in trust for the benefit of various family members of Dr. Kapoor. Dr. Kapoor is not the Trustee of any of the aforementioned trusts.

Employment and Severance Agreements

Current Employment Agreements

Currently, each of the Company’s executive officers is a party to an employment agreement or an executive severance agreement that provides for severance benefits upon termination of employment by the Company Without Cause (as defined below) or termination of employment by the executive officer for Good Reason (as defined below), which definition includes a “Change of Control” (as defined below), as well as upon termination by death or disability of such executive.

Pursuant to his Chief Executive Employment Agreement with the Company, effective May 11, 2004, Rajat Rai, a director and President and Chief Executive Officer of the Company, is eligible to receive certain benefits if he terminates his employment for Good Reason within one year after a Change in Control, or if the Company or its successor terminates his employment within the one year period following a Change in

Control. Under such circumstances, Mr. Rai would receive upon such termination (i) a lump sum payment equal to the greater of (x) a pro rata portion of any annual bonus which would have been earned if such termination had not occurred, or (y) fifty percent of the amount of the annual bonus approved by the Company’s board of directors, and (ii) an amount equal to the contributions made or credited by the Company under all employee retirement plans for his benefit. Also, any and all of Mr. Rai’s stock options that have not vested shall vest and become immediately exercisable. Additionally, irrespective of whether a Change of Control has occurred, if Mr. Rai’s employment is terminated by the Company Without Cause, or he terminates his employment for Good Reason, he is entitled to (i) the value of all accrued obligations of the Company prior to the date of termination (which includes the portion of his salary earned but not yet paid, the value of accrued but unused vacation days and other time off with pay for the then current year and the portion of any annual bonus earned and approved by not yet paid) (the “Accrued Obligations”), (ii) fringe benefits (which include group life insurance, medical, dental and disability insurance, tax benefit and planning services and an automobile allowance) (“Fringe Benefits”), for a period of one year, (iii) two years of his then current salary, paid in monthly increments, and (iv) outplacement services for up to four months following such termination. In the event that any payments made or benefits provided to Mr. Rai would be subject to excise taxes under the Internal Revenue Code, the Company will “gross up” Mr. Rai’s compensation to offset certain of such excise taxes.

Each of Paul Mastrapa, Senior Vice President and Chief Financial Officer of the Company, and Joseph Bonaccorsi, Senior Vice President, Secretary and General Counsel, are parties to Executive Severance Agreements with the Company. Pursuant to each such agreement, Messrs. Mastrapa and Bonaccorsi are entitled to the same benefits under the same circumstances set forth above for Mr. Rai, except that each of Messrs. Mastrapa and Bonaccorsi will only receive one year of their respective current annual salary upon termination by the Company Without Cause, or upon termination of his employment by such executive for Good Reason, not the two years salary that Mr. Rai is entitled to.

The above payments and benefits that each of Messrs. Rai, Mastrapa and Bonaccorsi are entitled to will not be reduced or offset by any payment or benefit that such individual may receive from a new employer.

“Cause” is defined as: (i) the executive’s conviction of a felony or act of dishonesty, either in connection with the performance of his obligations to the Company or which otherwise materially and adversely affects his ability to perform such obligations, (ii) the executive’s willful disloyalty or deliberate dishonesty, (iii) the commission by the executive of an act of fraud or embezzlement against the Company, (iv) suspension or exclusion from participation in the Medicare or Medicaid Programs, or (v) continued willful failure or refusal to perform the executive’s duties under the applicable agreement, as reasonably directed by the Board of Directors of the Company.

“Good Reason” is defined as:

(i) A change in the principal location at which the executive provides services to the Company, without his prior written consent;

(ii) Failure of the Company Board to appoint the executive to the same position or removal of the executive by the Company Board from such position provided that such failure or removal is not in connection with a termination of his employment by the Company;

(iii) An adverse change by the Company in the executive’s duties, authority or responsibilities which causes his position with the Company to become of less responsibility or authority, provided that such change is not in connection with a termination of such executive’s employment by the Company;

(iv) The assignment to the executive of duties not commensurate or consistent with his position with the Company, without his prior written consent;

(v) A reduction in the executive’s compensation or other benefits;

(vi) A Change of Control (as defined below) of the Company; or

(vii) Failure by the Company to obtain the assumption of the executive’s employment or executive severance agreement, as applicable, by any successor to the Company.

“Change of Control” is defined as

(i) Any person (as such term is used in Section 13(d) of the Exchange Act ), other than the Company, any employee benefit plan of the Company or any entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, together with all “affiliates” and “associates” (as such terms are defined in Rule 12b-2 under the Exchange Act) becomes the beneficial owner or owners (as defined in Rule 13d-3 and 13d-5 promulgated under the Exchange Act), directly or indirectly (the “Control Group”), of more than 50% of the outstanding equity securities of the Company, or otherwise becomes entitled, directly or indirectly, to vote more than 50% of the voting power entitled to be cast at elections for directors (“Voting Power”) of the Company,

(ii) A consolidation or merger (in one transaction or a series of related transactions) of the Company pursuant to which the holders of the Company’s equity securities immediately prior to such transaction or series of related transactions would not be the holders, directly or indirectly, immediately after such transaction or series of related transactions of more than 50% of the Voting Power of the entity surviving such transaction or series of related transactions.

(iii) The date upon which the individuals who are members of the Company Board as of the effective date, cease for any reason to constitute a majority of the Company Board, unless the election or nomination for election by the Company’s stockholders of any new director or directors was approved by a vote of a majority of the Board, in which case such new director or directors shall, for purposes of this Agreement, be considered a member or members of the Company Board;

(iv) The sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company; or

(v) The liquidation or dissolution of the Company or the Company ceasing to do business.

In the event that termination of any of Messrs. Rai, Mastrapa and Bonaccorsi’s employment results from disability or death, then such executive (or his estate) shall receive (i) the Accrued Obligations, and (ii) the Fringe Benefits for the executive or his covered beneficiaries, which shall be for a period of two years for Mr. Rai and one year for each of Messrs. Mastrapa and Bonaccorsi.

The foregoing summary is qualified in its entirety by reference to Mr. Rai’s Chief Executive Officer Employment Agreement and Messrs. Mastrapa’s and Bonaccorsi’s Executive Severance Agreements, which are filed herewith as Exhibits (e)(3), (e)(4) and (e)(5), respectively.

Approved Employment Agreements Not Yet Effective

On July 1, 2007, the Compensation and Stock Incentive Committee of the Board of Directors of the Company (the “Compensation Committee”) approved in substance Employment Agreements for each of Messrs. Rai, Mastrapa and Bonaccorsi. These agreements have not been accepted by any of Messrs. Rai, Mastrapa or Bonaccorsi nor have they been entered into by any party. In the event that either of these agreements are executed and become effective, they shall supersede the employment agreement or severance agreements, as applicable, currently in place for the applicable Executive Officer.

Pursuant to the proposed employment agreement with the Company, Mr. Rai is entitled to receive certain benefits if his employment with the Company is terminated either in connection with a Change of Control (as defined below) and if his employment with the Company is terminated other than in connection with a Change of Control. If, either in connection with a Change of Control or not in connection with a Change of Control, Mr. Rai’s employment with the Company is terminated for Cause (as defined below), due to his disability, death, retirement pursuant to Company policy, or Mr. Rai terminates other than for Good Reason (as defined below), then the Company shall pay Mr. Rai all amounts earned or accrued through the termination date but not paid as of such date, including without limitation, base salary, reimbursement for reasonable expenses and vacation pay (all such amounts, “Accrued Compensation”). If, in connection with a Change of Control,

Mr. Rai’s employment is terminated by the Company without Cause or he terminates for Good Reason, then the Company shall pay to Mr. Rai (i) all Accrued Compensation and a pro-rata portion of any annual bonus which he would have earned if such termination had not occurred; (ii) as severance pay, an amount equal to three times the sum of (x) the greater of Mr. Rai’s annual base salary immediately prior to the Change of Control or in effect on the termination date (including all amounts deferred under the qualified and non-qualified employee benefit plans or any other agreement or arrangement), and (y) the amount equal to the total eligible bonus amount under the Company’s annual bonus incentive plan most recently approved by the Company, its Board of Directors or any committee thereof; (iii) until the 2nd anniversary of the termination date, Fringe Benefits (as defined above); and (iv) any and all restrictions on outstanding incentive awards shall lapse and such incentive awards shall become 100% vested and exercisable. In the event that Mr. Rai’s employment with the Company is terminated by the Company without Cause or he terminates for Good Reason and such termination is not in connection with a Change of Control, then he would be entitled to the same compensation as set forth above except that he would receive one times the amount set forth in clause (ii) as severance pay, and Fringe Benefits for one year after the termination date, and the restrictions on his stock incentive awards would not lapse and such incentive awards shall not become 100% vested and immediately exercisable.

Pursuant to Mr. Mastrapa’s and Mr. Bonaccorsi’s proposed employment agreement with the Company, Mr. Mastrapa and Mr. Bonaccorsi are entitled to receive the same benefits under the same circumstances set forth above for Mr. Rai except that each of Mr. Mastrapa and Mr. Bonaccorsi, upon a termination in connection with a Change of Control, will be entitled to receive two times the sum of (x) the greater of their respective annual base salary immediately prior to the Change of Control or in effect on the termination date (including all amounts deferred under the qualified and non-qualified employee benefit plans or any other agreement or arrangement), and (y) the amount equal to the total eligible bonus amount under the Company’s annual bonus incentive plan most recently approved by the Company, its Board of Directors or any committee thereof, rather than the three times that amount that Mr. Rai shall be entitled to receive. The above payments and benefits that each of Messrs. Rai, Mastrapa and Bonaccorsi are entitled to receive will not be offset by any payment or benefit that such individual may receive from a new employer.

A termination of employment is for “Cause” if the executive officer has been convicted of or enters a plea of nolo contendere with regard to any felony or crime involving fraud, dishonesty or moral turpitude or the termination is evidenced by a resolution adopted in good faith by the Board to the effect that such executive officer (i) continually failed substantially to perform the executive officer’s assigned duties with the Company (other than a failure resulting from the executive officer’s incapacity due to physical or mental illness or, following the occurrence of a Change in Control, from executive officer’s assignment of duties that would constitute Good Reason, which failure continued for a period of at least ten (10) days after a written notice of demand for substantial performance has been delivered to the executive officer specifying the manner in which the executive officer has failed substantially to perform, or (ii) engaged in conduct which is demonstrably and materially injurious to the Company.

“Change in Control” shall mean any of the following:

(i) An acquisition (other than directly from the Company) of any voting securities of the Company (the “Voting Securities”) by any Person (as the term “person” is used for purposes of Section 13 or 14 of the Exchange Act) immediately after which such Person has Beneficial Ownership (as the term “beneficial ownership” is defined under Rule 13d03 promulgated under the Exchange Act) of forty percent (40%) or more of the combined voting power of the Company’s then outstanding Voting Securities;

(ii) The individuals who, as of the date of the employment agreement, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board; provided that if the appointment, election or nomination for election by the Company’s shareholders of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall be considered a member of the Incumbent Board; and provided, further, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened “Election Contest” (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”) including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest;

(iii) The consummation of a merger, consolidation or reorganization involving the Company, unless the shareholders of the Company immediately before such merger, consolidation or reorganization own, directly or indirectly, immediately following such merger, consolidation or reorganization, at least sixty percent (60%) of the combined voting power of the outstanding voting securities of the corporation resulting from such merger, consolidation or reorganization in substantially the same proportion as their ownership of the Voting Securities immediately before such merger, consolidation or reorganization; and

(iv) The consummation of an agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary).

Notwithstanding the foregoing, no “Change in Control” shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Voting Securities of the Company immediately prior to such transaction or series if transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

“Good Reason” shall mean the occurrence of any of the events or conditions described in subsections (i) through (v) hereof:

(i)(A) a change in the executive officer’s status or responsibilities which represents a material and adverse change from such executive officer’s status or responsibilities, or (B) the assignment of the executive officer to any duties or responsibilities which are materially inconsistent with such executive officer’s status or responsibilities (in either case without sole regard to any change in title or the Company’s status as a public or private entity);

(ii) a reduction in the executive officer’s base salary to a level below that in effect at any time previously (except to the extent such reduction is not due to a Change in Control and is part of a comprehensive reduction in salary applicable to employees of the Company generally so long as the reduction applicable to the executive officer is comparable to the reduction applied to other senior executives of the Company);

(iii) the Company’s requiring the executive officer to be based at any place outside a 50-mile radius from such executive officer’s job location or residence without the executive officer’s written consent, except for travel that is reasonably necessary in connection with the Company’s business;

(iv) the insolvency or the filing (by any party, including the Company) of a petition for bankruptcy of the Company, which petition is not dismissed within sixty (60) days;

(v) the failure of the Company to obtain an agreement, satisfactory to the executive officer, from any successors and assigns to assume and agree to perform under the terms of the proposed employment agreement.

The foregoing summary is qualified in its entirety by reference to the proposed Employment Agreements among the Company and each of Messrs. Rai, Mastrapa and Bonaccorsi which are filed herewith as Exhibits (e)(6), (e)(7) and (e)(8), respectively.

Proposed Employment Terms with Walgreens

Walgreens and Messrs. Rai, Mastrapa and Bonaccorsi have agreed to the general terms of agreements to be entered into at or prior to completion of the Merger with respect to employment, except in the case of Mr. Rai, who would provide consulting services, but such agreements would not become effective until the Merger is completed. The agreements would supersede the terms of any existing agreements between the executive and the Company (including the agreements, if they were to become effective, approved by the Compensation and Stock Incentive Committee of the Company Board (the “Compensation Committee”) on

July 1, 2007 but not yet accepted) and would subject each of Messrs. Rai, Mastrapa and Bonaccorsi to non-competition and non-solicitation requirements.

Pursuant to his term sheet, Mr. Rai has agreed to enter into an agreement with Walgreens that would become effective upon the Effective Time pursuant to which he would provide Walgreens with consulting services. The new agreement would provide Mr. Rai with a total guaranteed amount to be paid in connection with the Merger equal to the sum of: (i) three times Mr. Rai’s annual base salary; and (ii) a bonus equal to three times 60% of Mr. Rai’s annual base salary. Mr. Rai would also be entitled to his accrued compensation through the Effective Time, a pro-rata annual bonus with respect to the year in which the Merger occurs and continued benefits for three years following the Effective Time. The consulting arrangement with Mr. Rai would have an initial term of six months, subject to renewal by mutual agreement of the parties. The new agreement would provide Mr. Rai with consulting fees equal to one-half of Mr. Rai’s annual base salary as of the Effective Time.

Pursuant to his term sheet, Mr. Mastrapa has agreed to enter into a new two-year employment agreement with Walgreens effective upon the Effective Time. The new agreement would provide Mr. Mastrapa with a total guaranteed amount to be paid in connection with the Merger equal to the sum of: (i) two times Mr. Mastrapa’s annual base salary; and (ii) a bonus equal to two times 40% of Mr. Mastrapa’s annual base salary. In addition, pursuant to the new employment agreement, Mr. Mastrapa would become President of the Surviving Corporation and would receive an annual base salary of $325,000, an annual target bonus of 60% of his base salary (50% of which will be guaranteed for fiscal years 2008 and 2009) and, subject to the approval of Walgreens’ Compensation Committee, an award of 6,000 shares of restricted stock of Walgreens, 50% of which would be granted following the Effective Time and the remaining 50% would be granted upon the one year anniversary of the Effective Time. Mr. Mastrapa would also be eligible under the new agreement for annual option grants under Walgreens’ Executive Stock Option Plan, subject to the approval of Walgreens Compensation Committee.

Pursuant to his term sheet, Mr. Bonaccorsi has agreed to enter into a new one-year employment agreement with Walgreens effective upon the Effective Time. The new agreement would provide Mr. Bonaccorsi with a total guaranteed amount to be paid in connection with the Merger equal to the sum of: (i) two times Mr. Bonaccorsi’s annual base salary; and (ii) two times 40% of Mr. Bonaccorsi’s annual base salary. Mr. Bonaccorsi will also be entitled to receive a 2007 bonus per his existing employment agreement to be paid at 100% of target prorated through the Effective Time. In addition, pursuant to the new employment agreement, Mr. Bonaccorsi will remain Senior Vice President, General Counsel and Secretary of the Surviving Corporation and will receive an annual base salary of $291,500, an annual target bonus of 40% of his base salary (50% of which will be guaranteed for fiscal year 2008). Mr. Bonaccorsi would also be eligible under the new agreement for annual option grants under Walgreens’ Executive Stock Option Plan, subject to the approval of Walgreens Compensation Committee.

The foregoing summary is qualified in its entirety by reference to the term sheets among Walgreens and each of Messrs. Rai, Mastrapa and Bonaccorsi, which are filed herewith as Exhibits (e)(9), (e)(10) and (e)(11), respectively.

As of the date of this Schedule 14D-9, Walgreens, Purchaser and each of Dr. Bruce Kutinsky and Lori Zsitek are discussing the terms of a future employment agreement, but have not yet finalized such terms, and there can be no assurance that such an agreement will be reached.

Support Agreements

Concurrently with the execution of the Merger Agreement, and as a condition of Walgreens and Purchaser’s willingness to enter into the Merger Agreement, each of Dr. John Kapoor, the Company’s Chairman of the Board of Directors and certain affiliated entities collectively owning approximately 22% of the Company’s Shares, entered into support agreements with Walgreens and Purchaser (the “Support Agreements”), pursuant to which, among other things, the stockholders party thereto have agreed to tender all of the Shares of Common Stock beneficially owned by them in the tender offer.

The summary of the Support Agreements contained in the Offer to Purchase, which describes the material terms of these agreements, is qualified by reference to the Support Agreements, which are incorporated herein by reference to Exhibits (e)(12) and (e)(13).

Indemnification of Directors and Officers; Directors’ and Officers’ Insurance

The Merger Agreement provides that the Surviving Company will, and Walgreens will cause the Surviving Company to, indemnify and hold harmless each person who, prior to or as of July 2, 2007, was a director or officer of the Company or any of its subsidiaries (each an “Indemnified Party”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, legislative or investigative (whether internal or external), arising out of or pertaining to the fact that the Indemnified Party is or was an officer or director of the Company or any of its subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent not prohibited by law.

The Merger Agreement also provides that expenses will be advanced to a director or officer at his request, provided that he or she undertakes to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification for such expenses.

In addition, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Company will contain, and Walgreens will cause the certificate of incorporation and bylaws of the Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and its subsidiaries than were set forth in the certificate of incorporation and bylaws of the Company in effect prior to the date of the Merger Agreement.

The Merger Agreement further provides that the Surviving Company will maintain, and Walgreens will cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for six years from the Effective Time, the current policies of the directors’ and officers’ liability insurance maintained by the Company (the “Current D&O Insurance”) with respect to matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by the Merger Agreement), so long as the annual premium is not in excess of 300% of the last annual premium paid by the Company prior to the Effective Time (such 300%, the “Maximum Premium”). Walgreens or the Surviving Company may, in the alternative, purchase a prepaid “tail” insurance policy on the Current D&O Insurance for a period of six years from the Effective Time. If the Company’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the Surviving Company will obtain, and Walgreens shall cause the Company to obtain, as much directors’ and officers’ liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Parties than the Company’s existing directors’ and officers’ liability insurance.

Arrangements with Purchaser and Walgreens

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders of the Company together with this Schedule 14D-9 and is incorporated herein by reference as Exhibit (a)(1). The summary of the Merger Agreement contained in the Offer to Purchase, which describes the material terms of that agreement, is qualified by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Confidentiality Agreement

On February 14, 2007, the Company and Walgreens entered into a Mutual Non-Disclosure Agreement (the “Non-Disclosure Agreement”) to facilitate the mutual sharing of information in order to allow Walgreens and the Company to evaluate a potential transaction. The foregoing summary is qualified in its entirety by reference to the complete text of the Non-Disclosure Agreement, which is included as Exhibit (e)(2) and is incorporated herein by reference.

Board Designees

The Merger Agreement provides that, from and after the acceptance for payment of any Shares pursuant to the Offer, Walgreens will be entitled to designate the number of directors, rounded up to the nearest whole number, as will give Walgreens representation on the Company Board equal to the product of the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by Walgreens or Purchaser at such time (including Shares accepted for payment) bears to the total number of Shares outstanding provided, that in no event shall Walgreens have the right to designate any member of the Company Board unless and until Purchaser has accepted for payment Shares tendered pursuant to the Offer representing a majority of the total outstanding voting power of the Company on a fully diluted basis (and therefore, at such time as Walgreens has the right to designate any designees, the Purchaser shall have the right to designate no less than a majority of the members of the Company Board). Subject to applicable law, the Company will take all actions necessary, including increasing the size of the Company Board or securing the resignations of such number of the Company’s incumbent directors, or both, to enable Walgreen’s designees to be so elected or appointed to the Company Board and to cause Walgreen’s Designees to be so elected or appointed.

At all times prior to the effective time of the Merger, the Company Board shall always have at least two directors who were not designated by Walgreens (the “Continuing Directors”). Following the election or appointment of Walgreens’s designees and until the effective time of the Merger, the approval of a majority of the Continuing Directors will be required to authorize any amendment or termination of the Merger Agreement on behalf of the Company, any extension of time for performance of any obligation or acts under the Merger Agreement by Walgreens or Purchaser, any waiver of compliance with any covenant or obligation of Walgreens or the Purchaser or any condition to any obligation of the Company or any waiver of any right of the Company under the Merger Agreement, and any other action by the Company in connection with this Merger Agreement or the transactions contemplated thereby required to be taken by the Company Board.

The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Walgreens intends to designate representatives to the Company Board from among the directors and officers of the Purchaser and Walgreens. Background information on these individuals is found on Annex I to this Schedule 14D-9.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation

The Company Board unanimously (1) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, the Company and its stockholders; (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the provisions of the DGCL; (3) resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, if required by the DGCL, direct that the Merger Agreement be submitted to the stockholders of the Company for their adoption and recommend that the stockholders adopt the Merger Agreement; and (4) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the Company Board and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement. A letter to the Company’s stockholders communicating the recommendation of the Company Board is filed herewith as Exhibit (a)(3) to this Schedule 14D-9.

Background for the Board’s Recommendation

From time to time, the Company’s management and the Company Board have evaluated different strategies for enhancing stockholder value and enhancing the Company’s competitive position in the home infusion and specialty pharmacies industries. As part of these evaluations, the Company has, from time to time, considered various strategic alternatives, including acquisitions, investments and business combinations, and management and the Company Board have consulted with various investment banks about possible alternatives.

In January, 2007, on an unsolicited basis, Walgreens contacted Paul Mastrapa, Chief Financial Officer of the Company, to express interest in the Company and Walgreens engaging in a strategic transaction. On January 4, 2007, Raj Rai, the Company’s President and Chief Executive Officer, and Mr. Mastrapa, met with Stanley Blaylock, President and Chief Executive Officer of Medmark, a Walgreens subsidiary, and Ron Weinert, Vice President, Patient Services, to further explore a potential transaction between the Company and Walgreens.

During January and February, the Company’s management regularly updated the Company Board regarding the inquiries and meetings with Walgreens representatives, and the level of interest conveyed by the Walgreens’ participants.

On February 14, 2007, the Company and Walgreens entered into a Mutual Non-Disclosure Agreement (the “Non-Disclosure Agreement”) to facilitate the mutual sharing of information in order to allow Walgreens and the Company to evaluate a potential transaction.

At a regularly scheduled meeting of the Company Board on February 16, 2007, members of management delivered a report to the Company Board regarding discussions with Walgreens to date, and expressed a view that the Company should explore strategic alternatives with a view towards enhancing stockholder value. At that meeting, the Company Board determined to explore possible strategic alternatives, including the possible sale of the Company, and to engage UBS Securities LLC (“UBS”) as the Company’s financial advisor with respect to such matters. The Company Board decided to retain UBS as the Company’s financial advisor based upon, among other factors, its substantial experience and knowledge of the industry. The engagement was subject to the negotiation and execution of an engagement letter, which was executed on April 13, 2007 and by its terms provided that the engagement commenced on February 22, 2007.

During the remainder of the month of February 2007, and during the beginning of March, members of the Company’s management periodically spoke with representatives of Walgreens to arrange further meetings to discuss Walgreens’ interest in pursuing a potential strategic transaction with the Company.

On March 19, 2007, Messrs. Rai and Mastrapa met with representatives of Walgreens and presented certain additional information regarding the Company’s business to Walgreens. Among those attending the meeting on behalf of Walgreens were Mr. Blaylock, Greg Wasson, Executive Vice President (promoted to President and Chief Operating Officer effective May 1, 2007) , Robert Zimmerman, Chief Administration and Financial Officer of Walgreens Health Initiatives, Inc., and others. During this meeting, Mr. Rai informed Walgreens that the Company had instructed UBS to contact entities that might be interested in acquiring the Company. Also, during the remainder of March, the Company’s management continued to confer with the Company’s financial advisor and update the Company Board regarding the status of discussions with Walgreens representatives, and Walgreens’ continuing interest. It was determined that, for competitive and business reasons, potential strategic parties would be contacted after initially contacting potential financial acquirors. On March 27, 2007, in accordance with the Company’s directives, UBS began to contact potential financial acquirors regarding a potential transaction.

At a telephonic meeting of the Company Board on April 10, 2007, a representative of Bryan Cave LLP, the Company’s legal counsel (“Bryan Cave”), discussed the Company Board’s fiduciary duties in connection with a possible sale of the Company.

On April 16, 2007, Messrs. Rai and Mastrapa had dinner with representatives of Walgreens at which time the parties again discussed a potential business combination.

On April 17, 2007, at the direction of the Company Board, potential strategic acquirors other than Walgreens were contacted. Concurrently with this solicitation effort, representatives of the Company and Walgreens continued to have discussions and meetings during the remainder of April regarding a potential transaction. Additionally, on April 24, 2007, Mr. Rai called a senior representative of Walgreens to inform him that the Company had initiated the process of contacting potential acquirors.

In total, 33 potential acquirors were contacted, 23 of which were financial entities and 10 of which were strategic parties (including Walgreens), to gauge their interest in a possible acquisition of the Company. Each entity was informed that the Company was evaluating a range of strategic options aimed at enhancing stockholder value, including a potential sale of the Company. Each entity also was informed that the Company was focused on ensuring discretion, confidentiality and quickly ascertaining if there was a genuine interest in acquiring the Company. Finally, each entity was also informed that if it desired to move forward, it would be required to execute a confidentiality agreement. Subsequently, during late April and May 2007, 26 of these entities executed confidentiality agreements with the Company (including the Non-Disclosure Agreement previously entered into with Walgreens) and received information regarding the Company, its business operations and management team. Each of the remaining interested entities, including Walgreens, was subsequently requested to submit a preliminary, non-binding acquisition proposal no later than May 14, 2007.

At a regularly scheduled meeting of the Company Board held on May 4, 2007, representatives of UBS updated the Board as to the parties that had been contacted on behalf of the Company and the initial feedback provided by such parties.

On May 14 and May 15, 2007, the Company received a total of six preliminary, non-binding indications of interest in a possible transaction with the Company. On May 16, 2007, the Company Board engaged in a telephonic meeting to review the six preliminary bids that had been received. The Company’s management and legal and financial advisors also attended the meeting and assisted in the Company Board’s review. The Company Board decided to invite five parties into the second round of the process. The sixth bidder was excluded because the price per Share in its bid was the lowest range offered. Additionally, one of the parties elected not to proceed with the process. On May 22, 2007, the Company was contacted by a potential strategic acquiror which expressed interest in participating in the Company’s process. This party subsequently executed a confidentiality agreement on May 30, 2007, but thereafter did not continue with the process.

During the period of May 21 through the week of June 4, 2007, management presentations, led by Messrs. Rai and Mastrapa, and Joseph Bonaccorsi, General Counsel of the Company, were made to representatives of the four entities that had previously expressed an interest in meeting with the Company’s senior management. On May 24, 2007, the Company, with representatives of UBS present, provided Walgreens and representatives of Peter J. Solomon Co., the financial advisor to Walgreens, with a management presentation.

On May 29, 2007, the four remaining bidders were provided access to a data room to conduct due diligence on the Company.

On June 4, 2007, final bid procedures were provided to the four remaining bidders. Under the bid procedures, bidders were requested to submit their comments to the Company’s form of Merger Agreement by June 26, 2007, and to submit final bids by June 28, 2007. Also on June 4, 2007, Messrs. Wasson, Zimmerman and Blaylock, met for dinner with Dr. John Kapoor, the Company’s Chairman, and Mr. Rai. During that meeting, while Mr. Rai was not present, the parties discussed the possibility of entering into exclusive negotiations with the Company, but no determinations were made at that time.

On June 6, 2007, a draft Merger Agreement prepared by Bryan Cave was posted in the data room. On June 15, a preliminary draft of the Company’s disclosure letter was posted in the data room.

In accordance with the procedures described above, Walgreens submitted its comments to the Company’s proposed form of Merger Agreement to Bryan Cave on June 26, 2007. On June 28, 2007, final bids were received from Walgreens and another party. Walgreens submitted a bid of $19.50 per Share in cash, and indicated that it did not require external financing to complete the transaction and that no further action was required on behalf of its board of directors to negotiate, execute and deliver a definitive Merger Agreement.

The other bid, from a potential financial buyer, was at a lower value and contained conditions with regard to timing, additional approvals and consummation of another transaction that were unacceptable to the Company.

A telephonic meeting of the Company Board was held on June 29, 2007, at which representatives of the Company’s management and legal and financial advisors participated. At this meeting, UBS reviewed with the Company Board the two final bids received. The Company Board then discussed the likelihood of obtaining an increase in the price offered by the lower bidder as well as concerns about the ability of such bidder to meet the preliminary process timetable. It was noted that the lower bidder had not submitted its comments to the Company’s form of Merger Agreement prior to the date of the Company Board meeting, as required by the bid instructions. Bryan Cave then discussed the material changes made by Walgreens to the draft Merger Agreement that had been posted in the data room. After full discussion, the Company Board instructed the Company’s, management and legal and financial advisors to continue negotiations with Walgreens.

From June 29, 2007 through July 2, 2007, representatives from Bryan Cave and Wachtell, Lipton, Rosen & Katz (“Wachtell”), Walgreens’ outside counsel, continued negotiating various provisions in the draft Merger Agreement, including, among other things, the definition of “material adverse effect,” certain representations and warranties, the non-solicitation provisions, the termination fee and the provisions relating thereto and the conditions to the completion of the Offer, and exchanging revised drafts of the Merger Agreement and related disclosure letter. In addition, during such period, Walgreens discussed a proposed consulting arrangement with Mr. Rai and terms of potential employment with Messrs. Mastrapa, Bonaccorsi, Bruce Kutinsky, Executive Vice President — Specialty Pharmacy, and Ms. Zsitek, Vice President, Operations — Home and Specialty Infusion.

During the evening of July 1, 2007 and continuing on the morning of July 2, 2007, the Company Board met with the Company’s management and legal and financial advisors to review the transaction. During the meeting, Bryan Cave attorneys provided the Company Board with advice on its fiduciary duties in considering the transaction and reviewed in detail the proposed terms of the transaction. The Bryan Cave attorneys also updated the Company Board on changes to the Merger Agreement since the previous meeting on June 29, 2007. Drafts of the Merger Agreement in nearly final form, together with summaries of the principal terms of the Agreement, which had been distributed to each director prior to the meeting, were also reviewed.

Counsel discussed, among other things, the structure of the transaction and the Offer, the terms and conditions of the Offer, the circumstances for extending the Offer, the Company’s representations, warranties and covenants, the definition of “material adverse effect” and its impact on the rights of the parties in the draft Merger Agreement, the ability of the Company to receive, but not to solicit, alternative proposals for the acquisition of the Company, termination rights of Walgreens and the Company, expense reimbursement provisions for either party in the event the agreement was terminated under certain circumstances relating to a breach of a representation or warranty or covenant contained in the Merger Agreement and the conditions to the proposed tender offer and Merger. During and after this presentation, the Company Board discussed the terms of the Merger Agreement, in particular, the conditions to the completion of the transaction and the certainty of closing.

Throughout the evening of July 1, 2007 and the morning hours of July 2, 2007, the Company and Walgreens, together with their respective advisors, continued negotiating the terms of the proposed Merger Agreement and related documents, including, among other things modifications to provisions relating to the “outside date” and the conditions to the consummation of the Offer in the merger agreement. Early in the morning on July 2, 2007, the final provisions of the Merger Agreement were agreed to, pending final approval of the Company Board. The Company Board reconvened and Bryan Cave delivered an updated summary of the final proposed agreement. Also at this time, UBS reviewed with the Company Board its financial analysis of the $19.50 per Share consideration and delivered to the Company Board an oral opinion, which was confirmed by delivery of a written opinion dated July 2, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $19.50 per Share consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Walgreens, Purchaser, holders who have entered into Support Agreements with Walgreens and Purchaser, and each of their respective affiliates) was fair, from a financial point of view, to such holders.

After full discussion, the Company Board unanimously (1) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, the Company and its stockholders; (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and declared its advisability in accordance with the provisions of the DGCL; (3) resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, if required by the DGCL, direct that the Merger Agreement be submitted to the stockholders of the Company for their adoption and recommend that the stockholders adopt the Merger Agreement; and (4) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the Company Board and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

Shortly after trading commenced on July 2, 2007, the Company requested that NASDAQ halt trading in its common stock pending a material announcement. Upon discussions with members of management and Bryan Cave, NASDAQ halted trading in the Company’s Shares. At approximately 11:00 a.m. Eastern Standard Time on the morning of July 2, 2007, Walgreens and the Company issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Company Board’s Recommendation

Prior to approving the Merger Agreement and recommending that the stockholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including the following:

•	The Company’s current business, prospects, financial condition, results of operations and strategy.

•	Current market conditions and the Company’s historical trading price.

•	The Offer represented a premium of approximately 27.9%, 33.4% and 37.8% to the average closing price of the Shares 30, 60 and 90 trading days, respectively, prior to the announcement of the Merger Agreement on July 2, 2007.

•	The Offer represented a premium of approximately 26% to the closing price of the Shares on June 27, 2007, the last trading day prior to Walgreens’ submission of its bid letter on June 28, 2007.

•	The process undertaken on behalf of the Company to solicit indications of interest in a possible transaction with the Company, which involved contacting 33 parties to determine their potential interest in a business combination transaction with the Company, entering into confidentiality agreements with 26 parties, and receiving preliminary indications of interest from six parties and final bids from two parties.

•	The Company Board’s view, based on the process that had been undertaken by the Company, that it was reasonably unlikely that a third party would make a more financially attractive offer, or an offer with as few conditions, as Walgreens’ offer.

•	The Company Board’s view that Walgreens is a good cultural and geographic fit due to, among other things, the fact that both the Company and Walgreens are headquartered and have long-term relationships in the Chicago, Illinois area.

•	In light of the consolidation in the specialty pharmacy business, the competitive challenges and pressures that could arise if the Company remained independent.

•	The uncertainty with respect to price and the conditions to closing set forth in the other proposal the Company received, including the consummation of a related transaction, and the absence of suggested revisions to the form of Merger Agreement previously furnished by the Company.

•	The fact that the Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per Share cash payment, thereby enabling the Company’s stockholders to obtain the benefits of the transaction at the earliest possible time.

•	The fact that Walgreens’ stockholders did not have to approve the Offer and the Merger, and that Walgreens board of directors did not need to provide any additional approvals, and the representation that Walgreens had the available resources, ability and desire to complete the Offer and Merger in a timely manner.

•	The Company Board’s assessment of the closing conditions and the risks of not closing.

•	The financial and other terms and conditions of the Merger Agreement including, but not limited to, the fact that the terms of the Merger Agreement (1) do not act to preclude other third parties from making proposals after execution of the Merger Agreement, (2) will not prevent the Company Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties, and (3) will permit the Company, subject to payment of a customary termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a superior acquisition proposal to acquire the Company.

•	The opinion of UBS, dated July 2, 2007, to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $19.50 per Share consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Walgreens, Purchaser, holders who have entered into Support Agreements with Walgreens and Purchaser, and each of their respective affiliates.) The full text of UBS’ written opinion, dated July 2, 2007, is attached hereto as Annex II. Holders of Shares are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion was provided for the benefit of the Company Board in connection with, and for the purpose of, its evaluation of the $19.50 per Share cash consideration from a financial point of view and does not address any other aspect of the Offer and the Merger. The opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote or act with respect to the Merger.

In the course of its deliberations, the Company Board also considered a variety of risks and other countervailing factors, including:

•	The risk that the Offer and the Merger might not be completed;

•	If the Offer and the Merger are not completed, the potential adverse effect of the public announcement of the acquisition on the Company’s business, including its significant customers and other key relationships, the Company’s ability to attract and retain key management personnel and the Company’s overall competitive position;

•	The restrictions that the Merger Agreement imposes on soliciting competing bids, and the fact that the Company would be obligated to pay the $25,800,000 termination fee to Walgreens under certain circumstances or in certain circumstances, reimburse Walgreens for its expenses reasonably incurred in the transaction in an amount not to exceed $5,000,000;

•	The fact that the Company will no longer exist as an independent, publicly-traded company and the Company’s stockholders will no longer be able to directly participate in any future earnings or growth and will not benefit from any appreciation in the value of the Company;

•	The fact that gains from an all-cash transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes; and

•	The restrictions on the conduct of the Company’s business prior to the completion of the Merger, requiring the Company to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Merger.

The foregoing discussion of factors considered by the Company Board is not intended to be exhaustive, but does set forth all of the material factors considered by the Company Board.

In view of the wide variety of factors considered by the Company Board in connection with its evaluation of the transactions contemplated by the Merger Agreement, the Company Board did not find it practicable to, and did not quantify or assign any relative or specific weights to, the items listed above. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Company Board conducted an overall analysis of the factors described above, including thorough discussions with the Company’s management and financial and legal advisors. In considering the various factors, individual members of the Company Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement and the transactions contemplated by thereby, including the Offer and the Merger. However, after taking into account all of the factors described above, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, as more fully described above.

To the knowledge of the Company, after making reasonable inquiry, each of the members of the Company Board, and Messrs. Mastrapa and Bonaccorsi intend to (1) tender in the Offer the Shares that are held of record or beneficially by each such person, and (2) if necessary, each such person intends to vote the Shares that are held of record or beneficially by each such person in favor of the Merger.

Financial Projections

Upon request, the Company made available to potential acquirors that signed confidentiality agreements, including Walgreens, certain non-public business and financial information about the Company, including financial projections through the fiscal year ending December 31, 2011.

The projections provided to potential acquirors as part of the management presentation included the following pro forma estimates of the Company’s future financial performance through the fiscal year ending December 31, 2007:

Fiscal Year Ending December 31, 2007
(in millions)

Total Revenues	$844
Gross Profit	$202
EBITDA	$60

Principal assumptions:

The Company’s non-public business and financial information and projections that the Company provided to Walgreens during the course of Walgreens’ due diligence investigation of the Company were provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

The Company does not as a matter of course make public any projections as to future performance or earnings beyond limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Walgreens and its advisors. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants

regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. The Company’s internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company, including those listed above, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove reflective of actual events or that any of the projections will be realized.

The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the risk that the Company will face increased competition from larger companies with greater resources; the risk that the Company will not be able to successfully execute its long-term strategy; and the other risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including without limitation under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and subsequent periodic reports filed with the SEC. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Form 10-K and subsequent periodic reports filed with the SEC.

The inclusion of the projections herein should not be regarded as an indication that any of the Company representatives consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. Except as required by law, none of the Company or Walgreens intends to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The Company’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained UBS to act as its financial advisor in connection with a possible sale transaction, including the Offer and the Merger. Under the terms of UBS’ engagement, the Company has agreed to pay UBS an aggregate fee of approximately $13.44 million for its financial advisory services in connection with the Offer and the Merger, a portion of which was payable in connection with its opinion and a significant portion of which is payable contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger, except that solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company’s knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Walgreens pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of stockholders, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Delaware General Corporation Law

Vote Required to Approve the Merger and DGCL Section 253.  The Company Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires at least 90% of the outstanding Shares, Purchaser will be able to effect a short-form merger without a vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

Appraisal Rights.  If the Merger is consummated, holders of Shares who have not tendered their Shares in the tender offer or voted in favor of the Merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

In determining the fair value of the dissenting Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two step cash merger, “to the extent that value has been added following a change in majority control before cash out, it is still value attributable to the going concern,” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the Merger.

Purchaser may cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each dissenting Share is less than the Offer Price and the Merger Consideration. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262.

Appraisal rights cannot be exercised in connection with the Offer. If a majority of the Shares are tendered in the Offer and the Merger proceeds, then the applicable provisions of the DGCL will be provided to holders of Shares who did not tender shares into the Offer. Holders of Shares who tender their shares in the Offer or who vote in favor of the Merger will not have appraisal rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. Failure to strictly follow the steps required by the applicable provisions of the DGCL for the preservation and exercise of appraisal rights may result in the loss of such rights. If a stockholder withdraws or loses his or her right to dissent, such stockholder’s shares will be automatically converted in the Merger into the right to receive the price per share to be paid in the Merger, without interest. Consequently, stockholders who wish to exercise appraisal rights are strongly urged to consult a legal advisor before attempting to exercise appraisal rights.

Takeover Statute.  The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Section 203, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day (or the following business day, if the 15th day should be a Saturday, Sunday or legal holiday) waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is otherwise terminated or extended by the FTC and the Antitrust Division. The Company and Walgreens filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Shares in the Offer and the Merger on July 13, 2007, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 30, 2007, unless earlier terminated by the FTC and the Antitrust Division or unless the Company and Walgreens receive a request for additional information or documentary material (known as a “Second Request”) prior to that time. If, within the 15-calendar-day waiting period, either the FTC or the Antitrust Division issues a Second Request to Walgreens and the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days (or the following business day, if the tenth day should be a Saturday, Sunday or legal holiday) following the date on which Walgreens substantially complies with that request. Only one extension of the waiting period pursuant to Second Request is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Walgreen’s consent. The FTC or the Antitrust Division may terminate the additional ten-calendar-day waiting period before its expiration. In practice, complying with Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor the Company’s failure to substantially comply with a Second Request issued by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Walgreens, the Company or any of their respective subsidiaries or affiliates Private parties as well as state attorneys generals may also bring legal actions under the antitrust laws under certain circumstances. The Company cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. Section 14 “— Conditions of the Offer,” Section 15 “— Antitrust” and Section 11(b) “— Efforts to Close the Transactions” of the Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule TO, are incorporated herein by reference.

State Pharmacy Boards and Other Health-Care Related Filing and Approvals

In connection with the purchase of the Shares in the Offer and the completion of the Merger, the parties to the Merger Agreement anticipate that various filings will be required with the pharmacy board of various states and certain other health-care-related agencies. Other than with respect to Significant Required Governmental Approvals (as defined below), Walgreens and Purchaser will be required to complete the Offer and the Merger (assuming satisfaction or waiver of all other applicable conditions) regardless of the outcome or status with respect to these filings.

As used herein, the term “Significant Required Governmental Approval” means any approval or clearance required to be obtained by Walgreens, Purchaser or the Company from any governmental entity in order to permit the acceptance for payment of Shares tendered pursuant to the Offer or the ownership and operation of the Company by Walgreens.

ITEM 9.	EXHIBITS

(a)(1)	Offer to Purchase, dated July 17, 2007 (incorporated by reference to Exhibit(a)(1)(A) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(B) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)
(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit(a)(1)(C) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(D) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)
(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit(a)(1)(E) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)
(a)(6)	Form of Letter to Participants in the Company’s 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit(a)(1)(F) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)

(a)(7)	Form of Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit(a)(1)(G) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)
(a)(8)	Form of Summary Advertisement Published in the Wall Street Journal (incorporated by reference to Exhibit(a)(5)(C) to the Schedule TO filed by Walgreens and the Purchaser on July 17, 2007)
(a)(9)	Letter to Stockholders of the Company, dated July 17, 2007 (filed herewith)*
(a)(10)	Joint Press Release of the Company and Walgreens, dated July 2, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on July 3, 2007)
(a)(11)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I to this Schedule 14D-9)*
(a)(12)	Opinion, dated July 2, 2007, of UBS Securities LLC to the Board of Directors of the Company (incorporated by reference to Annex II to this Schedule 14D-9)*
(e)(1)	Agreement and Plan of Merger, dated as of July 2, 2007, by and among the Company, Walgreens and the Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on July 3, 2007)
(e)(2)	Mutual Non-Disclosure Agreement, dated as of February 14, 2007, by and between the Company and Walgreens (filed herewith)
(e)(3)	Chief Executive Officer Employment Agreement, effective May 11, 2004, by and between the Company and Rajat Rai (incorporated by reference to Exhibit 10.39 to the Form 10-Q filed by the Company for the quarter ended September 30, 2004)
(e)(4)	Executive Severance Agreement by and between the Company and Paul Mastrapa (incorporated by reference to Exhibit 10.40 to the Form 10-Q filed by the Company for the quarter ended September 30, 2004)
(e)(5)	Executive Severance Agreement by and between the Company and Joseph P. Bonaccorsi (incorporated by reference to Exhibit 10.41 to the Form 10-Q filed by the Company for the quarter ended September 30, 2004)
(e)(6)	Proposed Employment Agreement by and between the Company and Rajat Rai (filed herewith)
(e)(7)	Proposed Employment Agreement by and between the Company and Paul Mastrapa (filed herewith)
(e)(8)	Proposed Employment Agreement by and between the Company and Joseph P. Bonaccorsi (filed herewith)
(e)(9)	Term Sheet, dated July 2, 2007, by and between Walgreens and Rajat Rai (filed herewith)
(e)(10)	Term Sheet, dated July 2, 2007, by and between Walgreens and Paul Mastrapa (filed herewith)
(e)(11)	Term Sheet by and between Walgreens and Joseph Bonaccorsi (filed herewith)
(e)(12)	Support Agreement, dated July 2, 2007, among Walgreens, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Walgreens on July 3, 2007)
(e)(13)	Support Agreement, dated July 2, 2007, among Walgreens, Purchaser and certain stockholders of the Company (incorporated by reference to Exhibit 2.3 to the Form 8-K filed by Walgreens on July 3, 2007)

*	Included in copies mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTION CARE, INC.

By:	/s/ J. Bonaccorsi
Name: Joseph Bonaccorsi

Title:	Secretary

Dated: July 17, 2007